Mail Stop 4720

April 15, 2010

Mr. Joshua Boger
Chief Executive Officer
Vertex Pharmaceuticals Incorporated
130 Waverly Street
Cambridge, MA 02139-4242

Re: Vertex Pharmaceuticals Incorporated
      Form 10-K for the Period Ended December 31, 2008
      Definitive Proxy Statement on Schedule 14A filed April 8, 2009
      Response filed March 31, 2010
      File No. 000-19319

Dear Mr. Boger:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                                        Sincerely,

                                                        Jeffrey P. Riedler
                                                        Assistant Director